Apostille

(Convention de La Haye du 5 Octobre 1961)

1. Country: United States of America

    This public document:
2. has been signed by Jeffrey W. Bullock

3. acting in the capacity of Secretary Of State Of Delaware

4. bears the seal/stamp of Office Of Secretary Of State

Certified

5. at Dover, Delaware

6. fifteenth day of May, A.D. 2024

7. by Secretary of State, Delaware Department of State

8. No.203482255

9. Seal/Stamp:



10. Signature:



Jeffrey W. Bullock, Secretary of State

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF FORMATION OF "GLMX TECHNOLOGIES,

LLC", FILED IN THIS OFFICE ON THE FIRST DAY OF JUNE, A.D. 2017,

AT 9:09 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

6431092 8100

SR# 20241720772

You may verify this certificate online a   ml

Authentication: 203354934

Date: 04-29-24

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:09 AM 06/01/2017
FILED 09:09 AM 06/01/2017
SR 20174456300 - File Number 6431092

CERTIFICATE OF FORMATION
OF
GLMX TECHNOLOGIES, LLC

This Certificate of Formation of GLMX Technologies, LLC (the "***Company***") is being executed by the undersigned for the purpose of forming a limited liability company in accordance with the Limited Liability Company Act of the State of Delaware.

1. The name of the limited liability company is:

   GLMX Technologies, LLC

2. The address of the registered office of the Company in Delaware is:

   2711 Centerville Road, Suite 400
   Wilmington, DE 19808.

3. The Company's registered agent at that address is Corporation Service Company.

IN WITNESS WHEREOF, the undersigned, an authorized person of the Company, has caused this Certificate of Formation to be duly executed as of the date indicated below.

Glenn Havlicek
Glenn Havlicek, Authorized Person

Date: May 31, 2017

OHSUSA:766880916